Filed by Community Bank System, Inc. (Commission File No.: 0-11716)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: The Citizens National Bank
                                           of Malone (Commission File No.: None)



                                                    David G. Wallace, S.V.P. and
                                                         Chief Financial Officer
                                                          Office: (315) 445-7310
                                                             Fax: (315) 445-2997


                  CITIZENS NATIONAL AND COMMUNITY BANK ANNOUNCE
                          DEFINITIVE AGREEMENT TO MERGE


      SYRACUSE and MALONE, N.Y., Sept. 27 -- The Citizens National Bank of Malone and Community Bank System, Inc. (NYSE: CBU) jointly announced that they have signed a definitive agreement providing for CBU to acquire all the stock of Citizens National Bank and for the merger of Citizens Bank into Community Bank, N.A. Pursuant to the definitive agreement, stockholders of Citizens Bank will receive 1.70 shares of registered common stock of Community Bank System, Inc., the holding company of Community Bank, N.A. CBU is a registered bank holding company with $1.9 billion in assets, based in DeWitt, New York, and will issue 952,000 shares of common stock in the transaction, which will be recorded using the purchase method of accounting. Pending approval by regulators and Citizens shareholders and satisfaction of other contingencies, the transaction is expected to close in the fourth quarter of 2000, at which time Paul M. Cantwell, Jr., Chairman and President of Citizens, will become a member of the CBU Board of Directors. Mr. Cantwell will also remain actively involved in Citizens' market areas as a part-time consultant for a period of five years. Citizens Bank has agreed not to solicit or pursue other transactions and to pay a termination fee under certain circumstances.

      Sanford A. Belden, President and Chief Executive Officer of Community Bank, stated, "We are delighted to have reached agreement with Citizens, a community bank which serves its customers in the same way we do. Citizens' five branches, with their $100 million in deposits and $60 million in loans, will extend our strong market presence in Northern New York, a region where we have been banking very profitably since 1866. Their strong retail deposit base will strengthen our funding sources and raise our deposit market share in Franklin County to 22%. Their loyal customer base represents an opportunity to cross sell our more extensive set of financial products and services and increase noninterest revenues. The proximity of these branches to our main operations and management center in Canton will enable us to operate the five branches very efficiently, which, like many of our branches in the North Country, are first or second in market share in their respective towns. Based on the proposed merger terms and our due diligence to date, we expect the transaction to be slightly dilutive to earnings per share in 2001."

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      Paul M. Cantwell, Jr., President of Citizens Bank, stated, "Our stockholders, customers, employees and the communities we serve, all stand to benefit from this combination of two well-respected banking companies. Our stockholders will benefit by becoming shareholders in a New York Stock Exchange listed company. All our customers will now have access to an extensive set of banking services including Internet banking, secondary mortgage products, indirect lending, floor plan lending, agricultural lending and cash management. They will also be able to utilize financial services such as trust, insurance, benefit plan administration and investment management. Community Bank, N.A. shares our rich heritage of involvement in and dedicated service to the communities where we live and do business. Citizens' Board of Directors will continue to serve as members of an Advisory Council. Our employees will have access to a much broader range of banking positions and opportunities through Community Bank's network of 70 branches and operations/administrative centers."

      The Citizens National Bank of Malone is an eighty-year-old commercial bank with $118 million in assets as of year-end 1999. It has two offices and a drive-up facility located in Malone, Franklin County, New York; two branches in Brushton and Chateaugay in Franklin County; and one in Hermon in St. Lawrence County. It operates four ATM's.

      Community Bank System, Inc. (CBSI) is a registered bank holding company based in DeWitt, New York. Its wholly-owned banking subsidiary, Community Bank, N.A. (http://www.communitybankna.com), is the fifth largest commercial banking franchise headquartered in Upstate New York, having 67 customer facilities and 50 ATM's stretching diagonally from Northern New York to the Southern Tier and west to Lake Erie. Other subsidiaries within the CBSI family are Elias Asset Management, Inc., an investment management firm with $700 million under management, based in Williamsville, New York; Benefit Plans Administrative Services, Inc. (BPA), a pension administration and consulting firm located in Utica, New York, serving sponsors of defined benefit and defined contribution plans; Community Investment Services, Inc. (CISI), a broker/dealer delivering financial products from selected locations within Community Bank's branch system and from offices in Lockport and Jamestown, NY; and Community Financial Services, Inc. (CFSI), an insurance agency based in Olean, NY, specializing in long-term health care and other selected products.

      This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from CBU's expectations: the satisfaction of contingencies for closing the merger including regulatory and shareholder approval; the successful integration of the Citizens Bank and Community Bank business operations; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. CBU does not assume any duty to update forward-looking statements.

      Shareholders of Citizens Bank and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that CBU will file with the SEC in connection with the merger because it will contain important information about CBU, Citizens Bank, the merger, the persons soliciting proxies in the merger, and their interests in the merger and related matters. After it is filed with the SEC, the proxy

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statement/prospectus will be available free of charge on the SEC's web site
(http://www.sec.gov). The proxy statement/prospectus and such other documents may also be obtained from Community Bank System or from Citizens Bank by directing such requests to Community Bank System, Inc., Attention: Donna J. Drengel, 5790 Widewaters Parkway, DeWitt, New York 13214, tel: 315-445-7313; or to Citizens Bank, Attention: Paul M. Cantwell, Jr., 6 Elm Street, Malone, New York 12953, tel: 518-483-3400.